
March 29, 2023

Julio Murillo
Chief Executive Officer
Neolara Corp.
Contiguo a la Guardia de Asistencia Rural
San Vito, Coto Brus
Puntarenas, 60801, Costa Rica

> **Re: Neolara Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 15, 2023**
> **File No. 333-267330**

Dear Julio Murillo:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 7, 2023, letter.

Amendment No. 4 to Registration Statement on Form S-1

General Information about our Company, page 1

1. We note your response to prior comment 1 and your revised disclosure. Your registration statement now refers to two promissory notes: one issued June 30, 2022, for $55,000 and one issued February 1, 2023, for $46,500, both in connection with the purchase of Futureproof. Please clarify, if true, that you have received the proceeds of the February 1, 2023, note and disclose whether you have used this amount (plus the $8,500 of your own cash), to pay off the Futureproof purchase in full, including the entire June 30, 2022, promissory note. If not, please clarify when you will do so, or whether the amount borrowed under the February 1, 2023, promissory note may be used for other purposes.

Further, we note that the February 1, 2023, promissory note is repayable within 150 days. Please identify the lender and any relationship it or he may have with the company, and disclose all material terms of the February 1, 2023, promissory note in your filing. Please discuss how you intend to repay the note in this time frame and the implications on you and your operations if you are unable to repay the note in a timely fashion. To the extent you intend to use proceeds from this offering to repay the note, please provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K and revise the table accordingly.

You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mont E. Tanner, Esq.